Exhibit A
Eli Lilly & Company Organizational Chart

Exhibit A (Continued)
Executive Committee Roles and Responsibilities

Chairman of the Board, President, and Chief Executive Officer

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Drives a growth and innovation strategy that leverages the Company's research and development (R&D) pipeline as well as strategic partnerships with other pharmaceutical, biotech, and animal health companies

•	Leads strategic plan and long-term planning process

•	Leads all strategic and key operational aspects of the Company with a focus on financial, operating performance, brand reputation, and patient experience to drive shareholder value

•	Makes decisions on future investments and partnerships to achieve the strategic vision of the Company

•	Leads decision making process for advancements and terminations in our R&D pipeline

•	Industry leader and spokesperson for Eli Lilly and Company to shape the Company's reputation and the regulatory, operating, and commercial environment in which it operates
Executive Vice President of Global Services and Chief Financial Officer

•	Provides strategic direction on the financial plans and financial policies of the Company

◦	Establishes and maintains fiscal controls

◦	Oversees preparation of financial reports and regulatory filings and the safeguarding of the Company's assets

◦	Guides the development and maintenance of all accounting policies and controls

◦	Establishes strategic policies for budgeting, forecasting, tax research, and compliance

◦	Leverages technology to collect and evaluate enterprise-wide financial metrics needed for real-time decisions and course correction

•	Key contributor to the corporate strategic plan and long-term vision

◦	Provides strategic assistance to Executive Committee in long-term planning to ensure appropriate efforts are made to maximize the Company's competitive position

◦	Provides technical advice on financial affairs such as business development opportunities, acquisitions, or divestitures

•	Establishes and maintains corporate relations with the investor and banking communities

◦	Directs Investor Relations group in the implementation of a communication strategy that optimizes the investing public's impression of the Company's outlook, strategy, and financial condition

◦	Directs Treasury group in the implementation of hedging, investing, and financing strategies to ensure that future cash requirements will be sufficient to fund the Company's normal operating needs
Executive Vice President of Science and Technology and President of Lilly Research Labs

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Oversees and provides strategic direction on the design and implementation of research studies aimed at new or improved pharmaceutical products across all Pharma Segment Business Areas and all phases of development

◦	Responsible for drug discovery, preclinical development, and medical and regulatory affairs

•	Key contributor to the corporate strategic plan and long-term vision

◦	Provides technical advice on R&D pipeline decisions to ensure the decisions support corporate strategic goals and align with the Company's objectives
Senior Vice Presidents of Pharma Segment Business Areas

•	Oversees the respective global Business Area, including direction of all sales and marketing of the global Business Area

◦	Drives revenue growth leadership through the implementation of new marketing programs and leading the implementation of company wide initiatives

◦	Leads the global Business Area in operating efficiently and cost-effectively in sales and marketing operations

•	Executes and delivers on the strategy for global Business Area products

•	Key contributor to the corporate strategic plan and long-term vision

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Establishes global Business Area priorities and key metrics for continued growth and advancement of the organization, and leverages the Company's R&D pipeline to anticipate and respond to patient trends and needs

◦	Provides technical advice on Business Area decisions to ensure the decisions support corporate strategic goals and align with the Company's objectives

Senior Vice President of Elanco Animal Health

•	Oversees the Animal Health Segment, including direction of all sales, marketing, and operations of the global Business Area

◦	Leads the global Business Area in operating efficiently and cost-effectively in the core operations

◦	Drives revenue growth leadership through the implementation of new marketing programs and leading the implementation of company wide initiatives

•	Executes and delivers on the strategy for global Business Area products

•	Key contributor to the corporate strategic plan and long-term vision

◦
Establishes global Business Area priorities and key metrics for continued growth and advancement of the organization, and leverages the Company's R&D pipeline to anticipate and respond to patient trends and needs

◦	Provides technical advice on Business Area decisions to ensure the decisions support corporate strategic goals and align with the Company's objectives

•	Oversees and provides strategic direction on the global manufacturing operations for the Animal Health Segment

•	Oversees and provides strategic direction on the global quality assurance and quality control for the Animal Health Segment

•	Oversees and provides strategic direction on the design and implementation of research studies aimed at new or improved animal health products across all phases of development
President of Manufacturing Operations

•	Oversees and provides strategic direction on the Company's global manufacturing operations for the Pharma Segment

◦	Responsible for supply chain operations and logistics
Senior Vice President of Global Quality

•	Oversees and provides strategic direction on the Company's global quality assurance and quality control for the Pharma Segment

◦	Leads development of quality control methods on new and existing products and monitors procedures already in place

◦	Maintains quality standards for existing products to ensure the Company is in compliance with government regulations for the manufacturing of pharmaceutical products

Senior Vice President of Human Resources and Diversity

•	Oversees and provides strategic direction on the Company's global human resource policies

◦	Leads design and implementation of all global human resource policies (including labor relations, compensation and benefits, and succession management) for the Company
Senior Vice President of Enterprise Risk Management and Chief Ethics and Compliance Officer

•	Oversees and provides strategic direction on the Company's global Enterprise Risk Management and ethics and compliance policies

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Leads design and implementation of all global ethics and compliance policies for the Company to ensure that all business practices and dealings with regulatory authorities and customers meet regulatory requirements and protect the Company from legal action

Senior Vice President and General Counsel

•	Oversees and provides guidance and strategy on all of the Company's global legal matters

◦	Directs the protection of the Company's rights in all proceedings, including product liability litigation, intellectual property, mergers and acquisitions, and labor relations
Senior Vice President of Corporate Affairs and Communications

•	Oversees and provides strategic direction on the Company's global public policy and regulatory compliance strategies

◦	Directs global public policy as well as state and federal legislative affairs

◦	Provides guidance on policy implementation to ensure all business practices and dealings meet regulatory requirements and protect the Company from legal action